UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ___TO ___.
Commission file number 001-04837
Tektronix, Inc. 401(k) Plan
(Full title of Plan)
TEKTRONIX, INC.
14200 SW Karl Braun Drive
Beaverton, Oregon 97077
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

TEKTRONIX, INC.
TEKTRONIX 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:

Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes at Year End	11
EXHIBIT 23
Note: Other Supplemental Schedules are omitted because of the absence of conditions under which they apply.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment and Administrative Committee
Tektronix 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Tektronix 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
June 25, 2007

TEKTRONIX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
(In Thousands)

	2006	2005
ASSETS:
INVESTMENTS:
Investment in Tektronix Master Retirement Trust (Note 3)	$764,995	$714,791
Participant loans	6,576	6,389

Total investments	771,571	721,180

OTHER ASSETS:
Employer contributions receivable	488	—
Employee contributions receivable	845	—

Total other assets	1,333	—

NET ASSETS AVAILABLE FOR BENEFITS	$772,904	$721,180

See notes to financial statements.

TEKTRONIX 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands)

	2006	2005
NET INVESTMENT GAIN FROM TEKTRONIX MASTER RETIREMENT TRUST (Note 3)	$74,313	$30,763

CONTRIBUTIONS:
Employer	12,644	11,569
Employee	23,696	19,764

BENEFIT PAYMENTS	(58,929)	(57,838)

NET INCREASE	51,724	4,258

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	721,180	716,922

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$772,904	$721,180

See notes to financial statements.

TEKTRONIX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	DESCRIPTION OF THE PLAN

The following brief description of the Tektronix 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information regarding the amount and type of benefits, vesting, and other provisions of the Plan.

General—The Plan is a defined contribution plan covering all regular employees of Tektronix, Inc. or any of its participating companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants can elect to have Tektronix, Inc. contribute from 1% to 50% of their eligible pay to the Plan. Tektronix, Inc. makes a basic contribution of 2% of eligible pay for all participants plus a matching contribution of 100% of the first 4% of elective contributions. These contributions are allocated according to the participant’s allocation election. All employees eligible to participate in the Plan receive the basic 2% contribution regardless of their election to contribute to the Plan. Contributions are subject to certain limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant account is credited with contributions, an allocation of the Plan’s earnings/losses, and charged with withdrawals and certain administrative expenses. Contributions are allocated based on the participant’s election and earnings / losses are allocated based on participant account balances. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Loans—The Plan allows for loans to active participants on such terms as the Investment and Administrative Committee approves. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of their account balance in all funds, or 100% of the cash account balances in all funds excluding the Tektronix Basic Contribution Stock Account. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate as of the first business day of the month of origination plus 1%, with individual loan rates ranging from 5% to 10.50% at December 31, 2006. Principal and interest is paid ratably through biweekly payroll deductions. Loan terms cannot exceed five years.

Vesting and Benefits—Participants are immediately 100% vested in all contributions to the Plan and are eligible to receive benefits upon termination, retirement, or disability. Benefits can be received by electing a lump-sum settlement, installment payments, or a combination thereof. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—The Plan’s investment in the Tektronix Master Retirement Trust is presented at fair value, which has been determine based on the fair value of the underlying investments. When quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

Administrative Expense—Reasonable and permissible expenses directly attributed to the administration and servicing of the Plan are charged to the Plan. Certain other expenses for administration and servicing of the Plan, including facilities, equipment and supplies, and certain payroll expenses of administrative and clerical personnel, are provided by Tektronix, Inc. without charge to the Plan. Tektronix, Inc. also pays certain professional fees related to the Plan.

Income Tax Status— The Plan obtained its latest determination letter dated July 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been significantly amended since receiving the determination letter. The Plan’s management believes the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Withdrawals—Payments to participants are recorded when paid.

3.	INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST

All of the Plan’s investment assets, except for participant loans, are held in the Tektronix Master Retirement Trust (the “Trust”), which is a master trust established by Tektronix, Inc. Use of the Trust permits the commingling of assets, for investment and administrative purposes, of two retirement plans of Tektronix, Inc. and its subsidiaries. Approximately three-quarters of the Trust assets are investments of both underlying plans, and the remaining Trust assets are investments of only one or the other plan. The net earnings/losses on assets that are investments of both plans are allocated to the plans based on each plan’s share of such net assets in the Trust. For assets that are not investments held by both plans, net earnings/losses are allocated entirely to the plan to which the specific investment relates. The following plans participate in the Trust:
Tektronix 401(k) Plan
Tektronix Cash Balance Plan
For investment purposes, the assets of the Trust are divided among fifteen different funds. The first thirteen of these funds are the investment options in which Plan participants can choose to invest their contributions and the employer matching contributions. The Tektronix Basic Contribution Stock Account is a nonparticipant-directed fund which was closed as of December 31, 2006 when the net assets were moved to the Tektronix Stock Fund (see Note 6). The Pension Fund is used to segregate the investments of the Tektronix Cash Balance Plan and is also a nonparticipant-directed fund. The funds available in the Trust are as follows:

Employee Investment Options
Stable Value Fund invests primarily in insurance company investment contracts.
Conservative Index Fund invests in a mix of 20% common stock and 80% fixed income securities.
Moderate Conservative Index Fund invests in a mix of 40% common stock and 60% fixed income securities.
Moderate Aggressive Index Fund invests in a mix of 60% common stock and 40% fixed income securities.
Aggressive Index Fund invests in a mix of 80% common stock and 20% fixed income securities.
Small/Mid Cap Growth Stock Fund invests primarily in the common stock of medium-sized companies.
Small/Mid Cap Value Stock Fund invests primarily in the common stock of companies within the Russell 2000 market capitalization range.
Large Cap Value Stock Fund invests primarily in the common stock of large companies that are evaluated by the investment manager(s) to be below market value.
Large Cap Growth Stock Fund invests primarily in the common stock of large companies that are evaluated by the investment manager(s) as having the potential to outperform the general market.
S&P 500 Stock Index Fund invests in common stocks of the S&P 500 index, made up of large U.S. companies.
International Stock Fund invests primarily in the common stock of companies traded outside of the United States.
Fixed Income Fund invests in fixed income securities of varying maturities.
Tektronix Stock Fund invests in the common stock of Tektronix, Inc., the Plan Sponsor.
Other
Tektronix Basic Contribution Stock Account invests employer basic contributions of the 401(k) Plan in the common stock of Tektronix, Inc., the Plan Sponsor. This account was closed as of December 31, 2006 and the net assets were transferred to the Tektronix Stock Fund (see Note 6).
Pension Fund invests in a diversified portfolio of assets.
The Trust values marketable securities (including common stock, corporate debt, and preferred stock) at the closing, quoted market price on the valuation date. Interest-bearing and noninterest-bearing cash and participant loans (participant loans are held outside of the Trust) are valued at cost, which approximates fair value. The fair value of real estate investments have been estimated on the basis of future income expected from such investments discounted at interest rates commensurate with the risks involved or at appraised value. Insurance contracts are valued at fair value. The values of synthetic investment contracts are segregated by the underlying investments, which are based on the fair value as determined by quoted market prices, and the benefit responsive wrappers, which are valued using the replacement cost method (see Notes 2 and 8). The value of derivative instruments (which include money market futures, government futures, forwards, options, and swaps) is based on quoted market prices, if available, or estimates based on the nature of the derivative instruments in relation to current market conditions. The fair value of limited partnership investments, for which no public market exists, is based upon the estimates made by the general partners of those partnerships. The general partners consider the financial condition and operating results of each limited partnership and such other factors deemed appropriate. Limited partnerships that invest in publicly-traded securities are valued at quoted market prices, less a discount applicable to the general partner’s share of the unrealized gain or loss on the investment. Common and collective trusts are stated at fair value as determined by the issuers of the common and collective trust funds based on the fair values of the underlying investments. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Trust was approximately 57% and 58%, respectively.

The net assets of the Trust are summarized as follows at December 31 (in thousands):

	2006	2005
Accrued income receivable	$1,513	$1,425
Noninterest-bearing cash	75	463
Interest-bearing cash	5,303	2,851
Corporate debt—other	3	—
Preferred stock	192	210
Common stock — Tektronix, Inc.	78,740	85,293
Common stock — other	373,482	591,072
Partnerships and joint ventures	38,713	30,544
Real estate — income-producing	64,691	42,709
Common and collective trusts	389,524	107,153
Registered investments	162,679	164,522
Insurance / investment contracts	170,058	166,571
Collateral held under security lending agreements	53,158	41,277
Pending sales	10,742	4,916
Pending purchases	(12,881)	(6,720)

Total	$1,335,992	$1,232,286

The components of the Trust’s total investment gain are as follows for the years ended December 31 (in thousands):

	2006	2005
Net appreciation in fair value of investments	$134,347	$52,748
Interest	11,428	9,621
Dividends	13,174	8,737

Total investment gain	$158,949	$71,106

The following table presents the net appreciation (depreciation) in fair value of the Trust’s investments, by investment type (in thousands):

	2006	2005
US government securities	$404	$—
Corporate debt — preferred	127	—
Corporate debt — other	59	1
Preferred stock	128	17
Common stock	78,429	44,267
Partnerships and joint ventures	5,760	1,400
Real estate—income-producing	4,734	3,986
Common and collective trusts	38,567	2,219
Registered investments	6,139	858

Net appreciation in fair value of investments	$134,347	$52,748

4.	RISKS AND UNCERTAINTIES

The Trust’s assets consist primarily of financial instruments including cash, corporate debt, preferred stock, common stock, partnerships and joint ventures, real estate, common and collective trusts, registered investments, insurance/investment contracts, and collateral held under securities lending agreements. The financial instruments may subject the Plan to concentrations of risk as, from time to time, balances in cash exceed amounts insured by the Federal Deposit Insurance Corporation, market values of debt securities are dependent on the ability of the issuer to honor its contractual commitments and changes in the interest rate environment, and investments in equity securities are subject to changes in market values of the stock. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5.	BENEFIT PRIORITIES UPON TERMINATION

Tektronix, Inc. intends the Plan to be permanent but, if the Plan were terminated, Plan assets would be allocated among participants in proportion to their account balances.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to nonparticipant-directed investments held in the Tektronix Basic Contribution Stock Account (see Note 3) are as follows for the years ended December 31 (in thousands):

	2006	2005
Net assets available for benefits:
Investment in Tektronix Master Retirement Trust	$—	$7,247

Changes in net assets available for benefits:
Net investment gain from Tektronix Master Retirement Trust	$150	$118
Employer contributions	4,353	4,157
Benefit payments	(189)	(179)
Interfund transfers	(11,561)	(4,227)

Total	$(7,247)	$(131)

To allow participants more diversification options in future plan years, Tektronix closed the Tektronix Basic Contribution Stock Account as of December 31, 2006. All nonparticipant-directed investments in the Tektronix Basic Contribution Stock Account were transferred to the participant-directed Tektronix Stock Fund.

7.	RELATED-PARTY TRANSACTIONS

Certain Trust investments are shares of common and collective trust funds and registered investments managed by either The Northern Trust Company or Mercer Trust Company. Certain administrative and investment expenses are paid by the Trust to The Northern Trust Company and are included as investment expenses on the Trust statements of changes in net assets. Fees paid by the Trust for investment management services to Mercer Trust Company are included as a reduction of return earned on each fund on the Trust statements of changes in net assets. The Northern Trust Company is the trustee as defined by the trust and Mercer Trust Company is the recordkeeper for the Plan; therefore, these transactions qualify as party-in-interest transactions.

8.	CONTRACTS WITH INSURANCE COMPANIES

Insurance Contracts: The Trust has several fully benefit responsive investment contracts with insurance companies. The insurance companies maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the Trust’s financial statements at fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Management believes that the occurrence of events that would cause the Trust to transact at less than contract value is not probable. These contracts are issued with a fixed crediting rate and a fixed maturity over the life of the contracts. The crediting interest rates are based on a formula agreed upon with the issuer. The contract crediting rates and average yields ranged from 4.23% to 4.60% and from 2.87% to 6.00% as of December 31, 2006 and 2005, respectively.

Synthetic Guaranteed Investment Contracts (GIC): The Trust provides for internally managed stable value investment contracts which simulate the performance of a guaranteed investment contact through the issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Trust. The synthetic GIC contracts include underlying assets held in and owned by the Trust and utilize benefit-responsive wrapper contracts issued by various banks. The contracts provide that participants execute transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are typically re-set monthly with a one-month look back for the portfolio statistics. The issuers guarantee a minimum 0% crediting rate although the wrap does not absorb any loss for credit defaults of the underlying portfolio. The gross crediting rate formula is typically: Credit Rate = (Market Value / Book Value) ^ (1 / Weighted Average duration of the Portfolio) * (1 + annualized dollar or duration weighted yield to maturity) – 1. The net crediting rate is equal to the gross crediting rate less the wrap fees. There are a number of factors that can influence the future crediting rates which may include but are not limited to: portfolio cash flows, underlying portfolio performance, current market interest rates, duration posture, credit downgrades, the unexpected receipt of principal, and interest payments, extraordinary withdrawals and certain wrap contract terms. Certain events such as plan termination or plan merger initiated by the Plan sponsor may limit the ability of the Trust to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. The Plan sponsor does not believe that any events that may limit the ability of the Trust to transact at contract value are probable. The spot yield to maturity of the portfolio ranged from 4.15% to 4.36% and from 4.39% to 4.79% for the years ended December 31, 2006 and 2005, respectively. The spot yield blended crediting rate of the book value of the portfolio ranged from 4.16% to 4.27% and from 4.23% and 4.76% for the years ended December 31, 2006 and 2005, respectively.

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The Trust’s investment managers may use derivative financial instruments to substitute for the physical/underlying securities. They rarely will use derivatives to increase portfolio risk above the level that could be achieved in the portfolio using only traditional investment securities. Moreover, investment managers rarely will use derivatives to acquire exposure to changes in the value of assets or indexes that by themselves would not be purchased for the portfolio.

As of December 31, 2006 and 2005, the Trust’s investment managers transacted in an insignificant amount of derivative investments. Unrealized gains or losses for these transactions are reflected in the investment income of the Trust and are adjusted for actual realized gains and losses on the combined position in the period in which the transaction expires.

10.	SECURITIES LENDING PROGRAM

The Trust can participate in securities lending arrangements. There is a Securities Lending Agreement on file between the trustee bank and the Trust executed by the Investment Committee and reviewed by Tektronix, Inc.’s legal department. Under this program, the Trust’s investment securities are loaned to investment brokers for a fee. Securities so loaned are fully collateralized by cash, letters of credit, and securities issued or guaranteed by the U.S. government, its agencies, and instrumentalities. Trust securities on loan under the trustee’s securities lending program were $53.2 million and $41.3 million at December 31, 2006 and 2005, respectively. The fair value of the collateral received as a percentage of the total current value of the securities on loan by the Plan was approximately 100% at December 31, 2006 and 2005. Income from this program was $142,551 and $102,058 for the years ended December 31, 2006 and 2005, respectively.

11.	SUBSEQUENT EVENT

As of January 1, 2007 the Master Retirement Trust was deunitized. The assets of the Master Retirement Trust were allocated and distributed to the newly established 401(k) Trust and Cash Balance Trust based on each plan’s share of such net assets in the Trust.

TEKTRONIX 401K PLAN
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2006

	(b) IDENTITY OF ISSUE, BORROWER, LESSOR	(c) DESCRIPTION		(e) CURRENT
(a)	OR SIMILAR PARTY	OF INVESTMENT	(d) COST	VALUE
	PARTICIPANT LOANS

	* VARIOUS LOANS TO VARIOUS PARTICIPANTS, RATES RANGING FROM 5% TO 10.5%, MATURING THROUGH 1/16/2012	6,576,320 Shares	$6,576,320	$6,576,320

	COMMON AND COLLECTIVE TRUSTS

	* INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST	762,413,637 Shares	NA	$764,995,268

	TOTAL INVESTMENTS			$771,571,588

*	Denotes a party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEKTRONIX, INC. 401(k) PLAN

Date: June 27, 2007	By:	/s/ PAMELA A. HAWORTH
Pamela A. Haworth, Secretary
Tektronix 401(k) Plan
Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm